CC Neuberger Principal Holdings I

200 Park Avenue, 58th Floor

New York, NY 10166

January 11, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Edwin Kim

Re:	CC Neuberger Principal Holdings I

Amendment No. 2 to Registration Statement on Form S-4
Filed January 6, 2021
File No. 333-249953

Dear Mr. Kim:

In response to correspondence between the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) and CC Neuberger Principal Holdings I (“CCNB1”), CCNB1 has proposed certain revisions to the above referenced Registration Statement on Form S-4 (File No. 333-249953), which will be incorporated in the definitive proxy statement / final prospectus that CCNB1 will file upon effectiveness of the above referenced Registration Statement.

The proposed revisions are attached as Exhibit A of this letter.

If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

		By:	/s/ Chinh E. Chu
			Name:	Chinh E. Chu
			Title:	Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Peter S. Seligson
Kirkland & Ellis LLP

Morgan D. Elwyn
Robert A. Rizzo
Claire E. James
Willkie Farr & Gallagher LLP

Exhibit A